Exhibit 99.80

Press Release

for immediate release

PROMETIC ANNOUNCES EXTENSION OF DEBT MATURITIES TO 2024

•	Maturity Date of Line of Credit to be Extended from November 2019 to September 2024

•	Maturity Date of Long-Term (OID) Loans to be Extended from July 2022 to September 2024

LAVAL, QUEBEC, CANADA, – October 29, 2018 – Prometic Life Sciences Inc. (TSX: PLI) (OTCQX: PFSCF) (“Prometic” or the “Corporation”) announced today that it has signed a binding letter of intent with Structured Alpha LP (SALP), an affiliate of Peter J. Thomson’s investment firm, Thomvest Asset Management Inc., to extend the maturity dates of its USD $80 million (CAD $100 million) line of credit and Original Issue Discount Notes (collectively “Debt”).

“The transition from an R&D company into a commercial entity in the life sciences industry is always a challenging endeavour, but we believe Prometic’s unique drug discovery platforms and promising drug candidates such as RyplazimTM (plasminogen) and PBI-4050 have the potential to successfully address serious and large unmet medical needs,” said Stefan Clulow, Managing Director and Chief Investment Officer of Thomvest Asset Management Inc. “We remain convinced that with the right strategic focus and financial support, Prometic possesses all the necessary elements to become a leading force globally in the field of rare and orphan diseases.”

As a result of the extension, the maturity dates of the Debt will be amended to September 2024, requiring no repayment of the sums borrowed until then. Interest will be paid quarterly on the Line of Credit element, as before. There will be no additional interest charges in relation to the Original Issue Discount Notes until after their original maturity date of July 2022. As of August 1, 2022, said notes will be bear an annual interest rate of 10%. As part of the consideration for the extension of the maturity dates for the Debt, Prometic will cancel 100,117,594 existing warrants and grant a new warrant to SALP, bearing a term of 8 years from the closing date and exercisable at a per share price equal to $1.00. The exact number of warrants to be granted will be disclosed at the closing, which number, together with remaining existing warrants and Prometic common shares owned by SALP, will result in its ownership in Prometic increasing from approximately 16.7% to 19.9% on a fully-diluted basis. As part of the extension, Prometic has also agreed to extend the term of the security package. The extension is subject to obtaining TSX approval and closing of the definitive documentation, which the parties expect to achieve in the coming weeks.

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Commenting on the debt extension, Pierre Laurin, Prometic’s President and CEO commented, “We are pleased with this strong demonstration of support from Thomvest, our largest shareholder. The extension of the maturity dates, coupled with the structure of the interest payments, provides a significant improvement to the near-term cash requirements of the business. This is the first of a series of initiatives underway to increase the financial flexibility and cash runway necessary to achieve our corporate objectives.”

About Thomvest Asset Management Inc. And Structured Alpha LP

Thomvest Asset Management Inc. is a Toronto-based investment management firm controlled by Peter J. Thomson. Structured Alpha LP is an affiliate of Thomvest Asset Management Inc. that makes structured investments in companies that leverage disruptive technologies and business models to pursue high-growth commercial opportunities. We are committed to the success of our entrepreneur partners. The capital we invest is our own, enabling us to be more creative, flexible, strategic and patient than most investors. It takes time to build great companies and Thomvest and its affiliates are committed to supporting its entrepreneurs throughout their journey. To learn more about Thomvest, please visit us at www.thomvest.com.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF) biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (IPF). The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (IVIG). The Corporation also

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provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, and Europe.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Pierre Laurin

President and CEO

Prometic Life Sciences Inc.

p.laurin@prometic.com

450.781.0115

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Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

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